Mail Stop 4561

July 29, 2008

Anthony N. LaPine, Chief Executive Officer
Semotus Solutions, Inc.
718 University Ave., Suite 202
Los Gatos, CA 95032

      Re: Semotus Solutions, Inc.
             Revised Preliminary Proxy Statement on Schedule 14A
             Filed July 25, 2008
             File No. 001-15569

Dear Mr. LaPine:

      We have completed our review of your revised filing and response letter, and have no further comments at this time.

                           Sincerely,

                           David L. Orlic
                           Special Counsel

cc: <u>Via Facsimile (408) 904-7699</u>
        Tali Durant, Esq.